SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 27, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI RIGHTS OFFER CIRCULAR AVAILABE ON WEBSITE

news release
AngloGold Ashanti Limited (“AngloGold Ashanti”)
(Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
THIS IS NOT AN OFFER FOR THE SALE OF SECURITIES. NOT FOR RELEASE OR
DISTRIBUTION IN OR INTO THE UNITED STATES
ANGLOGOLD ASHANTI RIGHTS OFFER CIRCULAR AVAILABE ON WEBSITE
Further to the AngloGold Ashanti announcement on the final terms of the rights offer made on
23 May 2008, the circular providing full details of the rights offer is now available to persons outside the United States who are not US Persons on AngloGold Ashanti’s
website at www.anglogoldashanti.com. The rights offer circular will be posted to holders of AngloGold Ashanti ordinary shares and AngloGold Ashanti E ordinary shares outsidethe United States recorded in the register at Friday, 6 June 2008 on or about 9 June 2008.
The rights offer will be made to holders of AngloGold Ashanti ordinary shares in the
United States as well as holders of AngloGold Ashanti American Depositary Shares
(“ADSs”) pursuant to a registration statement on Form F-3 on file with the U.S.
Securities and Exchange Commission and the related U.S. prospectus and U.S.
prospectus supplement. The U.S. prospectus supplement was filed with the U.S.
Securities and Exchange Commission today and will be posted to holders of AngloGold
Ashanti ADSs recorded in the register at Tuesday, 3 June 2008 on or about 5 June 2008 and to holders of AngloGold Ashanti ordinary shares in the United States recorded in the register at
Friday, 6 June 2008 on or about 9 June 2008.
Johannesburg
27 May 2008
JSE independent transaction sponsor: The Standard Bank of South Africa Limited
JSE sponsor: UBS South Africa (Pty) Limited
Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd., which are regulated in the United Kingdom by the Financial Services Authority, are acting for AngloGold Ashanti and no-
one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International, Morgan Stanley & Co.
International plc and J.P. Morgan Securities Ltd. nor for providing advice in connection with the rights offer. UBS
Limited is acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of UBS
Limited nor for providing advice in connection with the rights offer.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The rights offer described in this announcement will only be addressed to and directed at persons in member states of the European Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article
2(1)(e) of the European Parliament and Council Directive 2003/71/EC, including any measure implementing such
Directive in any member state of the EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the rights offer will only be addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the
“Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The new AngloGold Ashanti shares will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant
Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer will not be available to persons who are residents in
Japan. The rights offer will also not be addressed to, or directed at, holders of AngloGold Ashanti GhDSs in
Ghana or holders of AngloGold Ashanti CDIs who are resident outside of Australia. The rights attributable to holders of AngloGold Ashanti shares, GhDSs and CDIs who are excluded from the offer will, if a premium can be obtained over the expenses of such sale, be sold on the JSE as soon as practicable and such proceeds will then be remitted to the holders of such AngloGold Ashanti securities.
AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein and intends to register the securities described herein for offer and sale in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus and a related prospectus supplement that form part of this registration statement and that will contain detailed information about AngloGold Ashanti and its management, as well as financial statements. Such prospectus may be obtained from AngloGold Ashanti at
76 Jeppe Street, Newtown, Johannesburg, South Africa.
This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities
Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim",
"expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential"
or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2007, which was filed with the Securities and Exchange Commission on 19 May 2008 and,
when available, the rights offer circular. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
In connection with the rights offer, the underwriters (or persons acting on behalf of any underwriters) may engage in trading activities for the sole purpose of hedging their commitments under the underwriting agreement between AngloGold Ashanti and the underwriters. Such activity may include purchases and sales of securities of
AngloGold Ashanti (including shares, ADSs, share rights and ADS rights, and derivatives related thereto) and related or other securities and instruments, short sales of AngloGold Ashanti securities, purchases in the open market to cover positions created by short sales, and the purchase and sale of over-the-counter derivatives and listed options and futures transactions. As a result of such activities, the price of such securities may be lower or higher than the price that might otherwise exist in the absence of such activities. If these activities are commenced, they may be discontinued at any time at the sole discretion of the underwriters and without notice.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 27, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary